Filed by AirTran Holdings, Inc.

(Commission File No. 333-127590)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: AirTran Holdings, Inc.

AirTran Holdings, Inc. Files Shelf Registration Statement

AirTran Holdings, Inc. today announced that it filed a shelf registration statement with the Securities and Exchange Commission (the “SEC”) relating to future offers and sales by AirTran of up to $225,000,000 of its debt securities, preferred stock, common stock or warrants to purchase any of these securities.

Although AirTran does not have any commitments or immediate plans to sell securities under the registration statement, AirTran expects to use any proceeds it may receive from any sales by it for general corporate purposes, which may include the retirement of debt, additions to working capital, capital expenditures, acquisitions of other airlines or their assets, and other investments in strategic alliances, code-share agreements or other business arrangements.

The registration statement has been filed with the SEC, but has not yet become effective. The securities may not be sold, nor may offers be accepted, prior to the time that the registration statement becomes effective. This news release is neither an offer to sell nor the solicitation of any offer to buy any securities. In addition, there shall not be any sale of such securities in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Editor’s note: Statements regarding the Company’s operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company’s ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including but not limited to the Company’s annual report on Form 10-K for the year ended December 31, 2004. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements

Investors and security holders are advised to read the prospectus that is included in the Registration Statement as well an any prospectus supplement filed with the SEC that relates to sales of any securities under the Registration Statement, all of which may be obtained for free at the SEC’s website at http://www.sec.gov or from AirTran by directing requests to: AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, Attention: Investor Relations; telephone (407) 251-5600.